================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                                    TOO, INC.
                                (Name of Issuer)


     COMMON STOCK, PAR VALUE $0.01 PER SHARE                   890333-10-7
         (Title of class of securities)                       (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  JUNE 9, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================





NY2:\921086\01\JQPQ01!.DOC\80808.0004

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 2
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            5,029,909
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,008,261
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       5,105,073
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,008,261

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,113,334

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [X]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -------------------------------------------------------------



           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 3
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Foundation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  23-7320631
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------- -------- --------------------------------------------- ----------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                            81,189
         SHARES
                          -------- --------------------------------------------- ----------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                           -0-
        OWNED BY
                          -------- --------------------------------------------- ----------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                       81,189
       REPORTING
                          -------- --------------------------------------------- ----------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                      -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   81,189

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------



           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 4
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        Health and Science Interests II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-7022662
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                              50,001
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                              -0-
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                         50,001
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                          -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   50,001

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 5
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Children's Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- ----------------------------------------------------------------- -------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Ohio

------------------------------- -------- ------------------------------------------ -------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                         2,250,075
            SHARES
                                -------- ------------------------------------------ -------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                           -0-
           OWNED BY
                                -------- ------------------------------------------ -------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                    2,250,075
          REPORTING
                                -------- ------------------------------------------ -------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                      -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,250,075

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.3%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------


           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 6
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Harry, Hannah, David and Sarah Wexner Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):    13-7174197
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                          377,114
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                     377,114
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                     -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  377,114

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------


           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 7
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       ASW Holdings, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):    31-1654943
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                          499,957
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                     499,957
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                     -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  499,957

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.6%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------


           SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 1 amends the Schedule 13D dated August 27, 1999, and is filed by Leslie H. Wexner, for and on behalf of himself, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah, David and Sarah Wexner Trust and ASW Holdings, Inc. (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Too, Inc. (the "Company").

Item 2.         Identity and Background.
                -----------------------

                     Item 2 is amended as follows:

                     The address of the principal business and office of The Wexner Foundation is 6525 West Campus Oval, Suite 110, New Albany, Ohio 43054.

                     The address of the principal office of the Harry, Hannah, David and Sarah Wexner Trust is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054.

                     On May 24, 2000, Leslie H. Wexner contributed shares of Common Stock to ASW Investments, a trust organized under the laws of Ohio. On that same date, ASW Investments contributed these shares to ASW Holdings, Inc., a Delaware corporation ("ASW Holdings"), as a contribution to capital. See Item 6 of this Amendment No. 1 to Schedule 13D. Both of these contributions involved no consideration in exchange. ASW Holdings is wholly-owned by ASW Investments. Accordingly, ASW Holdings has become a Reporting Person.

                     The principal business of ASW Investments is to hold the outstanding capital of ASW Holdings. The principal business of ASW Holdings is investments. The address of the principal office of each of ASW Investments and ASW Holdings, Inc. is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The sole trustee of ASW Investments is Abigail S. Wexner, Mr. Wexner's wife. The directors and executive officers of ASW Holdings are Jeffrey E. Epstein and Ms. Wexner.

                     Information required by Item 2 of Schedule 13D with respect to Jeffrey E. Epstein has been reported previously.

                     The business address of Abigail S. Wexner is The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216. Ms. Wexner is a director of The Limited, Inc. The Limited is principally engaged in the purchase, distribution and sale of women's and men's apparel, women's intimate apparel, personal care products. The address of The Limited is Three Limited Parkway, Columbus, Ohio 43216. Ms. Wexner is also: a director of the Children's Defense Fund; the Chairperson of the Governing Committee of The Columbus Foundation; and a member of the Boards of Trustees of Children's Hospital, Inc. and The Columbus Academy in Columbus, Ohio. Ms. Wexner is a citizen of the United States of America.

                     During the last five years neither none of ASW Holdings or ASW Investments, nor, to the best of their knowledge, Abigail S. Wexner, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                     An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.



Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of June 9, 2000, the Reporting Persons beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 30,735,480, being based on the number of shares outstanding as of the close of business on May 24, 2000, as reported in the Company's Form 10-Q for the fiscal quarter ended April 29,
2000):

                                                                                                                 Percent
                     Person                                           Number of Shares                           of Class
              -------------------                                 -------------------------                      --------
1.           Leslie H. Wexner                                           6,113,334 (1)(2)(3)(4)(5)(6)              19.9%

2.           The Wexner Foundation                                         81,189 (1)                              0.3%

3.           Health and Science Interests II                               50,001 (2)                              0.2%

4.           The Wexner Children's Trust                                2,250,075 (4)                              7.3%

5.           Harry, Hannah, David and Sarah Wexner Trust                  377,114 (5)                              1.2%

6.           ASW Holdings, Inc.                                           499,957 (6)                              1.6%


           ------------------------------

1. Power to vote or direct the disposition of the 81,189 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

2. Power to vote or direct the disposition of the 50,001 shares held by Health and Science Interests II may be deemed to be shared by Leslie
           H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

3. Includes 75,164 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of May 31, 2000) over which he exercises dispositive but not voting control. Excludes 125 shares held directly by Abigail S. Wexner, Mr. Wexner's wife, and 28,572 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

4. Power to vote or direct the disposition of the 2,250,075 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

5. Power to vote or direct the disposition of the 377,114 shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

6. Power to vote or direct the disposition of the 499,957 shares held by ASW Holdings may be deemed to be shared by ASW Holdings with Leslie
           H. Wexner, by reason of his rights as the settlor of the trust that holds 100% of the outstanding capital stock of ASW Holdings.

                     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) Except for the transactions described in Item 6 of this Amendment No. 1 (which are hereby incorporated herein by reference), during the past 60 days the Reporting Persons effected the following transactions in the Common Stock:

                                    Date of              Amount of            Price per              Where and
     Person                       Transaction            Securities             Share               How Effected
     ------                       -----------            ----------             -----               ------------
The Wexner Foundation               4/10/00            20,000 shares           $35.3125             NYSE (sale)

Harry, Hannah, David and            5/26/00            50,000 shares            $26.00              NYSE (sale)
Sarah Wexner Trust

ASW Holdings, Inc.                  5/26/00            50,000 shares            $26.00              NYSE (sale)

ASW Holdings, Inc.                  6/9/00             307,143 shares           $24.00              NYSE (sale)

Harry, Hannah, David and            6/9/00             92,857 shares            $24.00              NYSE (sale)
Sarah Wexner Trust


                     (d), (e):  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                -------------------------------------------------------------

                     On May 24, 2000, Leslie H. Wexner contributed 428,550 shares of Common Stock to ASW Investments, a trust organized under the laws of Ohio. On that same date, ASW Investments contributed these shares to ASW Holdings, Inc., a Delaware corporation ("ASW Holdings"). Both of these contributions involved no consideration in exchange. ASW Holdings is wholly-owned by ASW Investments.

                     Also on May 24, 2000, The Wexner Children's Trust transferred 428,550 shares of Common Stock to Leslie H. Wexner. On that same date, Mr. Wexner contributed these shares to ASW Investments, which on the same date contributed these shares to ASW Holdings. Both the transfer and the contributions involved no consideration in exchange.

Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, the Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated June 9, 2000.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 2000

                                     /s/ Leslie H. Wexner
                                     -----------------------------------------
                                     Leslie H. Wexner



                                     THE WEXNER FOUNDATION

                                     By: /s/ Darren K. Indyke
                                         -------------------------------------
                                         Darren K. Indyke, Secretary



                                     HEALTH AND SCIENCE INTERESTS II

                                     By: /s/ Jeffrey E. Epstein
                                         -------------------------------------
                                         Jeffrey E. Epstein, Trustee



                                     THE WEXNER CHILDREN'S TRUST

                                     By: /s/ Leslie H. Wexner
                                         -------------------------------------
                                         Leslie H. Wexner, Trustee


                                     HARRY, HANNAH, DAVID AND
                                       SARAH WEXNER TRUST

                                     By: /s/ Jeffrey E. Epstein
                                         -------------------------------------
                                         Jeffrey E. Epstein, Trustee



                                     ASW HOLDINGS, INC.

                                     By: /s/ Jeffrey E. Epstein
                                         -------------------------------------
                                         Jeffrey E. Epstein, President

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, the Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated June 9, 2000.














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